09056318

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 - 24126

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

amended

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

YORK SECURITIES, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

160 BROADWAY (East Bldg.) – 7th Floor

NEW YORK,	**NEW YORK**	**10038**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID J. CORCORAN, President **(212) 349 - 9700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SEC Mail Processing Section
MAR 16 2009
Washington, DC
100

OATH OR AFFIRMATION

I, ***DAVID J. CORCORAN,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***YORK SECURITIES, INC., as of DECEMBER 31, 2008,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X____________________
Signature

____
Title

X____________________
Notary Public

MARIE R. CALIFANO
Notary Public, State of New Yc
No. 01CA4840820
Qualified in Kings County
Commission Expires Jan. 31, 2010

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***DAVID J. CORCORAN,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***YORK SECURITIES, INC.,*** as of **DECEMBER 31, 2008,** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

(Title)

(Notary Public)

MARIE R. CALIFANO
Notary Public, State of New Yo
No. 01CA4840820
Qualified in Kings County
Commission Expires Jan. 31, 2010

YORK SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER S.E.C. RULE 15c3-3

DECEMBER 31, 2008

Credit balances		
Free credit balances in customers' accounts	$	16,414
Debit balances		
Debit balances in customers' accounts		-
Reserve computation		
Excess of total credits over total debits	$	16,414
Required Deposit	$	16,414
Amount held on deposit in "reserve bank account' at December 31, 2007	$	59,852

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of the reserve requirement and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2008.

The accompanying notes are an integral part of this statement